EXHIBIT 17.1
Confidential Information

From:	Gust Perlegos
[Telephone number omitted]

To:	Mark A. Bertelsen
August 25, 2006
          Based on the Independent Board’s actions to form special committees for so many of the important issues to be decided amongst them without the full Board’s involvement, I will not be attending any future board meetings. I believe what they are doing is unethical and unfair to the shareholders and furthermore I am being prevented from doing my duties as a board member. Therefore I am resigning as a board member. For the record I will not be approving any of the minutes or actions by the board or any committees since the last regular board meeting of July 14, 2006.
Thank you,
/s/ Gust Perlegos